January 14, 2009

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20459-7010

Attention: Mr. Craig H. Arakawa

Dear Sir:

Re:

Esperanza Silver Corporation

Form 20-F for the year ended December 31, 2007

Filed on June 30, 2008

File No. 001-50824

We received your letter dated December 31, 2008 with respect to our 20-F filing.  Our responses to your eight initial comments with respect to our filing are as follows.

1.

We will ensure that future filings are paginated.

2.

We agree that the net loss under US GAAP in Table No. 3 should have been indicated with brackets.

3.

We have reviewed the disclosure requirements and are proposing the following changes to our 20-F document:

Item 5E – The Company has no “Off-Balance Sheet Arrangements”.

Item 5F - The following table summarizes our contractual commitments

Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Nil	Nil	Nil	Nil	Nil

The Company has no Contractual Obligations.

At December 31, 2007, the Company had commitments with drilling companies to drill 3,780 meters in Mexico.  The estimated financial commitment for this work is US$800,000.

4.

There is a typographical error in the date on the Auditor’s report.  The date should be: April 15, 2008.

5.

The following schedule provides the details of deferred property costs in Canadian dollars under US GAAP:

		MEXICO		PERU

Purpose	Date	Cerro Jumil	AT Properties	Flor de Loto	San Luis	Pucarana	Utcucocha	Total

Option payment - cash	May-04	20,510						20,510
Option payment - 25,000 common shares	May-04	6,250						6,250
Option payment	Dec-04			12,207				12,207
Option payment – 40,000 common shares	May-05	10,000						10,000
Option payment – cash	May-05	31,188						31,188
Payment to Peru government for exploration permits	May-05				6,783			6,783
Payment to Peru government for exploration permits	Aug-05				37,711			37,711
Option payment - cash	Dec-05			17,608				17,608

Balance December 31, 2005		67,948	-	29,815	44,494			142,257

Option payment - cash	May-06	27,617						27,617
Option payment – 40,000 common shares	May-06	67,812						67,812
Final option payment - cash	Oct-06	479,981						479,981
Final option payment – 500,000 common shares	Oct-06	1,000,000						1,000,000
Option payment - cash	Dec-06			28,469				28,469

Balance December 31, 2006		1,643,358	-	58,284	44,494	-	-	1,746,136

Option payment - cash	May-07					33,195		33,195
Option payment - cash	Oct-07		42,865					42,865
Option payment – 40,000 common shares	Oct-07		85,000					85,000
Payment to Peru government for exploration permits	Dec-07						10,330	10,330

Balance December 31, 2007		1,643,358	127,865	58,284	44,494	33,195	10,330	1,917,526

6.

There is a typographical error in the weighted average share figure reported in Note 12.  The weighted average shares outstanding under US GAAP should be the same as reported under Canadian GAAP, which is 44,550,285.

7.

We are proposing to delete the resource estimate from our 20-F filing.  Our explanation is as follows.  A news release on November 15, 2007, described a resource estimate for the San Luis project which was presented to Esperanza by its joint-venture partner, Silver Standard Resources Inc.  Review of this work by Esperanza geologists raised uncertainty regarding the accuracy of the estimate (refer to Disclosure May 9, 2008).  At that time it was announced that a new resource estimate would be prepared.  The new resource estimate was made public on December 2, 2008.  That disclosure included explanations of the required engineering factors.  The 20-F filing for fiscal 2008 will also include full explanations.

8.

Because we are proposing to delete the resource estimate from our 20-F we have not provided the information you requested under item #8 of your comment letter.

Sincerely,

/s/  David Miles

David Miles, CFO

Esperanza Silver Corporation